IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

Q FUNDING III, L.P., and Q4 FUNDING, L.P.,

Plaintiffs,                                                          Civil Action No.________

v.

CEDAR FAIR MANAGEMENT,
INC., CEDAR FAIR, L.P., a Delaware
limited partnership,

Defendants.

VERIFIED COMPLAINT

Plaintiffs, Q Funding III, L.P. and Q4 Funding, L.P. (together "Q Funding" or "plaintiffs"), by and through their undersigned counsel, as and for their Verified Complaint for declaratory and injunctive relief against defendants Cedar Fair, L.P., ("Cedar Fair" or the "Partnership") and Cedar Fair Management, Inc. ("CFMI" or the "General Partner") allege as follows:

Introduction

    In relevant part, the Partnership Agreement (defined below) confers upon limited partners or unitholders of at least a 10% interest in Cedar Fair the right to call a special meeting of limited partners and to require the General Partner to issue notice of such special meeting. Plaintiffs, two significant unitholders of Cedar Fair, have called a meeting and requested that the defendant General Partner schedule a meeting for purposes of considering proposed amendments to the limited partnership agreement and issue notice of such meeting. Although the General Partner has: (a) acknowledged the request for a special meeting and notice of proposed amendments to the Cedar Fair limited partnership agreement; (b) filed initial and revised versions of its own proxy materials soliciting shareholders to vote against plaintiffs' proposed amendments to the partnership agreement; and (c) set a record date for the special meeting, the General Partner has breached the Partnership Agreement, the implied covenant of good faith and fair dealing, and its fiduciary duties by failing to set a date for the special meeting. Plaintiffs believe that the General Partner is inequitably manipulating partnership machinery and frustrating the unitholder franchise by refusing to set the date of the special meeting, in an effort to wrongfully truncate plaintiffs' ability to finalize their own proxy materials and solicit unitholder votes in favor of their proposed amendments to the Cedar Fair limited partnership agreement.

    The Parties

    Plaintiffs Q Funding III, L.P. and Q4 Funding, L.P. are commonly-controlled Texas limited partnerships. Plaintiffs' principal place of business is located at 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102. Plaintiffs are limited partners of Cedar Fair, and collectively beneficially own 5,687,276 Cedar Fair units, representing approximately 10.28% of the total number of outstanding units.

    Cedar Fair is a Delaware limited partnership with its principal executive offices at One Cedar Point Drive, Sandusky, Ohio 44870. Cedar Fair is one of the largest regional amusement-resort operators in the world with eleven amusement parks, six outdoor water parks, one indoor water park and five hotels.

    Defendant CFMI, an Ohio Corporation, is Cedar Fair's sole general partner with principal offices located at One Cedar Point Drive, Sandusky, Ohio 44870.

    Substantive Allegations

    The Fifth Amended and Restated Agreement of Limited Partnership of Cedar Fair, L.P. (the "Partnership Agreement") establishes that any limited partner owning at least 10% of the aggregate units of the Partnership may call a meeting by delivering notice to the General Partner of its intent to do so and stating the general or specific purposes for which the meeting is to be called. Ex. A (Partnership Agreement), at Section 15.4.

    The Partnership Agreement further provides that "[w]ithin ten (10) days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such meeting, the General Partner shall send a notice of the meeting to the Limited Partners." Ex. A, at Section 15.4.

    On November 9, 2010, Plaintiffs submitted notice of two proposed amendments (the "Proposed Amendments") to the Partnership Agreement to the Partnership and the General Partner and called a special meeting pursuant to Section 15.4 of the Partnership Agreement to consider the Proposed Amendments (the "Meeting Request"). Ex. B. The Proposed Amendments would require: (1) that the chairman of the board of directors of the General Partner be an independent director who is not simultaneously serving as an officer of the General Partner or any of its affiliates; and (2) that the Partnership return unitholder distributions to historical levels based on earnings. Ex. C.

    On November 18, 2010, in response to plaintiffs' Meeting Request, the General Partner caused the Partnership to file with the Securities and Exchange Commission a preliminary proxy statement (the "Initial Proxy"). In the Initial Proxy, the General Partner stated its opposition to the Proposed Amendments and recommended that the unitholders vote against them.

    On November 19, 2010, counsel for the General Partner acknowledged receipt of the Meeting Request and stated that it intended to comply with the provisions set forth in Section 15.4 of the Partnership Agreement. Ex. D.

    The Initial Proxy was subsequently revised on December 2, 2010, presumably to reflect comments received from the SEC (as so revised, the "Revised Proxy").

    On December 2, 2010, without setting a date, time or location for the Special Meeting, the General Partner set a record date of December 9, 2010 (the "Record Date") for the Special Meeting. Under Section 15.6 of the Partnership Agreement, the Record Date of a meeting of the unitholders "shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting. . ." The setting of the Record Date by the General Partner indicates that it anticipates holding the Special Meeting within the time period of 10 to 60 days from December 9. Thus, the General Partner should be able to notify unitholders of the date, time and location of the Special Meeting.

    As it demonstrated by setting the record date, the General Partner has taken at least such time as was "reasonably necessary" and is sufficiently confident about obtaining SEC clearance that there is no reason it cannot now set the meeting date, yet it has failed to do so.

    Nearly one month has passed since plaintiffs submitted the Meeting Request and Proposed Amendments. Section 15.4 does not allow more than 10 days for the General Partner to provide notice of the Special Meeting except for such time as is "reasonably necessary" for the Partnership "to comply with any statutes, rules, regulations and similar requirements."

    Upon information and belief, the General Partner has not yet issued notice of the Special Meeting because it seeks to foreshorten the time in which plaintiffs may wage a proxy contest in support of the Proposed Amendments and to provide as little notice in advance of the meeting as possible to deprive plaintiffs and other unitholders of a fair opportunity for an informed vote on the Proposed Amendments. Alternatively, plaintiffs are concerned that the General Partner has delayed issuing notice of the special meeting so that it can be scheduled during the last weeks of December or the first week of January, knowing that scheduling a meeting at that time would make it difficult or impossible for plaintiffs to effectively solicit proxies in support of their Proposed Amendments.

    By this action, plaintiffs seek declarative and injunctive relief to require the Partnership to issue immediate notice of the date, time and location of a Special Meeting to take place no earlier than the second week of January 2011.

    COUNT I

    (Breach of Contract against General Partner)

    Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

    Section 15.4 of the Partnership Agreement requires the General Partner to send notice of a special meeting to the limited partners "within ten (10) days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such meeting." Ex. A.

    Although Plaintiffs submitted notice to the General Partner of their request for a special meeting on November 9, 2010, the General Partner has not yet issued notice of the date, time and location of the Special Meeting. The General Partner has, however, noticed a Record Date of December 9, 2010.

    By reason of the General Partner's failure to schedule the Special Meeting and its apparent intent to schedule the Special Meeting at a time that interferes with plaintiffs' ability to effectively solicit proxies in support of their Proposed Amendments, plaintiffs are suffering harm in that they cannot wage a proxy solicitation prior to the Special Meeting.

    Plaintiffs and other unitholders will suffer irreparable injury unless the Court grants declaratory and injunctive relief directing the Partnership to issue notice of the date, time and location of the Special Meeting immediately, and to set a date and time for the Special Meeting no earlier than the second week of January 2011. Any meeting scheduled before the second week of January is inequitably designed to interfere with and obstruct the free exercise of the unitholder franchise.

    COUNT II

    (Breach of the Implied Covenant of Good Faith and Fair Dealing against General Partner)

    Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

    The Partnership Agreement requires the General Partner to send notice of a special meeting to the limited partners "within ten (10) days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such meeting." Ex. A, Section 15.4.

    The General Partner has failed to notice a Special Meeting, in violation of the contractual provisions of the Partnership Agreement as well as in violation of its implied covenant of good faith and fair dealing.

    Plaintiffs will suffer irreparable injury from the General Partner's breaches of these covenants unless the Court grants declaratory and injunctive relief directing the Partnership to issue notice of the date, time and location of the Special Meeting immediately, and to set a date and time for the Special Meeting no earlier than the second week of January 2011.

    COUNT III

    (Breach of Fiduciary Duty against General Partner)

    Plaintiffs incorporate each and every allegation above as if fully set forth herein.

    As a General Partner of a Delaware limited partnership, CFMI owes fiduciary duties to unitholders which prohibit it from inequitably interfering with or obstructing the unitholders' free and informed exercise of voting rights.

    The General Partner has breached its fiduciary duties by interfering with and obstructing plaintiffs' ability to effectively solicit proxies for the inequitable purposes of disenfranchising unitholders and defeating the Proposed Amendments.

    The General Partner's failure to issue notice of the date, time and location of the Special Meeting is inconsistent with both the Partnership Agreement and the General Partner's fiduciary duties.

    Plaintiffs will suffer irreparable injury unless the Court grants declaratory and injunctive relief directing the General Partner to issue notice of the date, time and location of the Special Meeting immediately, and to set a date and time for the Special Meeting no earlier than the second week of January 2011.

    Plaintiffs have no adequate remedy at law.

WHEREFORE, plaintiffs request judgment as follows:

    Injunctive relief directing the General Partner to issue notice of the date, time and location of the Special Meeting immediately, and to set a date and time for the Special Meeting no earlier than the second week of January 2011;

    Awarding plaintiffs their fees and costs incurred in bringing and prosecuting this action, including attorneys' and expert witness fees; and

    Awarding such other and further relief as may be just and equitable under the circumstances.

Dated: December 8, 2010

POTTER ANDERSON & CORROON LLP

By: /s/ Matthew E. Fischer

Matthew E. Fischer (# 3092)
Dawn M. Jones (#4270)
Meghan M. Dougherty (#4787)
William E. Green, Jr. (#4864)
Potter Anderson & Corroon LLP
Hercules Plaza, 6th floor
1313 North Market Street
P. O. Box 951
Wilmington, Delaware 19899
(302) 984-6000

Attorneys for Plaintiff Q Funding III, L.P. and Q4 Funding, L.P.